News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 29, 2021

Seabridge Sells Residual Red Mountain Interest for US$18 Million

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it has sold its residual interests in its previously owned Red Mountain project located in northwestern British Columbia for US$18 million in cash to Sprott Resource Streaming and Royalty. Cantor Fitzgerald Canada Corporation acted as financial advisor to Seabridge on the sale.

As background, in May 2017 IDM Mining Ltd. completed the exercise of its option to acquire a 100% interest in Red Mountain from Seabridge. Under the terms of the option agreement, IDM was further obligated to make a $1.5 million cash payment to Seabridge upon the commencement of commercial production at Red Mountain, and Seabridge retained the right either to receive a further $4.0 million cash payment or to keep a gold stream to acquire 10 per cent of the annual gold production from the Project at a cost of $1,000 (U.S.) per ounce up to a maximum of 50,000 ounces produced (50,000 ounces to Seabridge). In March 2019, IDM was acquired by Ascot Resources who now owns 100% of the Red Mountain Project, subject to these residual interests under the option agreement.

Commenting on the sale, Rudi Fronk, Chairman and CEO of Seabridge noted "the sale of our residual interests in Red Mountain is consistent with our 21+ year business plan of selling non-core assets at opportunistic times to fund activities at our core projects. To date, we have generated over $75 million in non-core asset sales with the proceeds being redeployed into our core assets where we believe we can drive greater shareholder value."

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.
For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com